FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934.

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

Cautionary Statement
The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term "resource" in this press release which the SEC guidelines strictly prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended March 31, 2004. You can review and obtain copies of that filing from the SEC website at http://www.sec.gov/edgar.html.

This document contains numerous forward-looking statements relating to the Company's silver and gold mining business. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such forward-looking statements include the statements as to the impact of the proposed acquisition on both the combined entity and the Company's shareholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company's control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company's ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company's future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company's filings from time to time with the SEC, including, without limitation, the Company's reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d'Alene Mines Corporation or Wheaton River Minerals Ltd. If a transaction is agreed upon or an offer commenced, Coeur will file a proxy statement/prospectus and any other relevant documents concerning the proposed transaction with Wheaton River with the SEC and the securities commissions or equivalent regulatory authorities in Canada. YOU ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain any such proxy statement/prospectus (if and when it becomes available) and any other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

The following is a transcript of a May 28, 2004 conference call held by Coeur d'Alene Mines Corporation where a potential business combination transaction with Wheaton River Minerals Ltd. was discussed.

FINAL TRANSCRIPT

Coeur d'Alene Mines Corporation 505 Front Avenue, P.O. Box I Coeur d‘Alene, ID 83816-0316 Telephone 208.667.3511 Facsimile 208.667.2213

CCBN StreetEvents Conference Call Transcript

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

Event Date/Time: May. 28. 2004 / 9:15AM ET
Event Duration: N/A

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

CORPORATE PARTICIPANTS

Dennis Wheeler
Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

Jim Sabala
Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Michael Dudas
Bear Stearns — Analyst

Gavin Martin (ph)
CSFB — Analyst

Nick Hayana (ph)
JP Morgan — Analyst

David Stein
Sprott Securities — Analyst

Geoff Stanley
BMO Nesbitt Burns — Analyst

Chris Beer
RBC Asset Management — Analyst

Michael Fowler
Desjardins Securities — Analyst

David Mallalieu
BMO — Analyst

Tony Lesiak
UBS — Analyst

David Christie
TD Newcrest — Analyst

Larry Strauss
GMP Securities — Analyst

Victor Flores
HSBC — Analyst

PRESENTATION

Operator

     Good morning everyone and welcome to the Coeur d’Alene conference call to discuss the company’s proposal to acquire Wheaton River Minerals. With us today, we have Mr. Dennis Wheeler, Chairman, and Chief Executive Officer of Coeur d’Alene. This call is being recorded. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line. All participants will be in a listen-only mode. At the end of the speakers’ presentation, we will provide instructions for asking questions. I would now like to turn the call over to Mr. Wheeler. Please go ahead sir.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Thank you and welcome everybody to participate in today’s conference to talk to you about our announcement after yesterday’s market closed, to merge Coeur with Wheaton River Minerals. I am Dennis Wheeler, the Chairman and Chief Executive Officer of Coeur, and with me today is Jim Sabala, our Chief Financial Officer. We are really excited about our proposal to acquire Wheaton. In this transaction which values each Wheaton’s share at Can$4.50 for a total transaction value of about $1.8b. Our offer, superior offer includes the cash component with an aggregate of $205m or approximately Can$0.50 per share, and the transaction that we have offered provide Wheaton’s shareholders a Can$0.54 per share premium over yesterday’s closing market price. We have provided Wheaton shareholders with an opportunity for a 14% premium over yesterday’s closing stock price and a premium of 25% over Wheaton’s 20-day average trading price.

We are enthusiastic that the combined Coeur/ Wheaton would create North America’s fourth largest precious metals company with a combined market cap of nearly $2.7b moving us towards the front of the intermediate gold sector. And the transaction would significantly and clearly enhance our position as the Coeur’s — as the world’s largest primary silver producer, which we’ve told our shareholders many times is our number one objective at Coeur. It will immediately increase our silver production by 45% from 14.3m to nearly 21m ounces, nearly 70% greater in our next largest primary silver producer and it will jump in the year 2000 to nearly 30m ounces of silver. Additionally, this transaction will create a leading top ten global gold producer with nearly 1m ounces of annual gold equivalent production and our gold production would increase by a factor of five to nearly 625,000 ounces annually. Gold prices have been very strong. We expect that to continue and that bolsters financial integrity of Coeur.

In both of the Americas and for our operations in Wheaton, fit very well together. Our operating cost will be among the lowest in the

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

industry, and importantly the combined company is going to possess a superior well-funded pipeline of quality development projects in North and South America, something that no other company offers today in our space. The new company will have an exceedingly strong balance sheet in size and scope and it’s going to allow us to have a platform to undertake disciplines, but significant growth and allow us to look at even further external growth with the new company at an accelerated rate with farther less risk than either of us could achieve on our own. I guess finally the Coeur/ Wheaton transaction such as we have proposed will provide investors with a very large NYSE listed company with superior market liquidity with average trading liquidity of over $75m a day ranking third only behind Newmont and Barrick. Our combined market capitalization of nearly $2.7b will create North America’s fourth largest precious metals company placing us in the company of Newmont, Barrick, and Placer Dome. And in terms of peer dispositions, our new company relative to our traditional peer group, you can see at the bottom of this chart that the transaction positions Newco into a new level within the industry.

We already are the world’s leading primary silver producer, but this transaction is going to materially enhance that position. It’s going to immediately increase our silver production profile by 45% growing from 14.3m ounces annually to nearly 21m ounces, nearly 70% greater than the next largest primary silver producer. And as the new company’s growth projects come online, this production is expected to grow an additional 45% by 2007 to 30m ounces of combined silver production. This company is going to become a major player on the global scale with a significant growth already available internally from our development projects, it’s going to further cement for our shareholders our position and standing in the list of world major producers. We are in politically stable areas relative to our competitors and that’s going to enhance our superior growth profile. Our shareholders are going to benefit also from some of the best market liquidity available in this sector. Between the daily volumes of both companies, when you put it all together, we are going to generate over $75m of daily trading volume. And only two world-class companies have more daily trading volume than Newco as we sit here today. It’s going to far surpass the traditional peer group of Coeur. And finally, the combined company is going to generate significant cash flow immediately and it’s going to be in a position to fully fund internally our own combined company’s pipeline of development projects. The financial strength of the new company is going to allow our shareholders to participate in the undertaking of substantial acquisitions and grow at an accelerated rate than far less risk than either company could achieve on itself.

We’ll have four quality development projects, two contributed by each company, all located in the politically stable Americas. These four projects, all of which are expected to be in production within the next three years to five years will add approximately 8m ounces of silver and 0.5m ounces of gold to Newco’s production profile. You can see on the map how well the operations stick together with the focus on the Americas. The company going forward is going to have a very balanced profile with metal contribution coming from gold, silver, and copper; well balanced political risk in countries that we know well; going to have production coming from seven mines, a key feature to our superior proposal; and a full pipeline of four new projects, which is also an integral part of this superior proposal. We think there are other opportunities to be realized between the two companies because we’re both in the same space in the Americas; there should be some synergies that come out of this transaction. But I would like to emphasize that while we’re constant, we’ll find synergies; it is not a key part of this transaction and we’ve made no assumptions for synergy savings. At the extent we find them, I’m sure we will because we’re in the same space, these synergies will be gravy to our shareholders. Obviously, things such as during exploration initiatives, country management, scale and procurement represent possible areas of cost savings that we’ll take a closer look at.

We’re excited about the strong and growing reserve profile of the joint company. Reserves will total 9.1m ounces on a gold equivalent basis representing nearly 140% increase for our shareholders and it’ll place the combined company in a leading position among its peers. And importantly, on a silver basis, it’s going to increase for Coeur’s silver shareholders, reserves by 20% to nearly 207m ounces. These reserves in part will come from Mexico at Wheaton’s Luismin operations. A company in Mexico that we respect and know well and it’ll provide Coeur with immediate presence into a country that we have been actively looking to enter because of its strategic importance to the silver business. We’re going to be a large, low-cost, and unhedged producer. The combined company is going to have operating cost among the lowest in the entire industry, which has been a consistent stated goal of Coeur. All of our production is going to be 100% unhedged.

While I don’t want to spend much time today talking about the competitor’s proposal, let me tell you why we think our proposal is substantially superior to the existing IAMGold offer. The Coeur proposal was approximately 45% — I’m sorry $0.45 per share higher than the current IAMGold offer as of yesterday’s close. Our offer includes $205m of cash, which should all of Wheaton’s shareholders opt for the cash component, would equate to Can$0.50 per share. We think that the combination of our collective operations makes great sense and complements Wheaton’s focus on the Americas. And our deep operating expertise will add significant value to Wheaton’s operations and development projects. After all, we are a 100% owner and operator of all of our mines. We’ve been an operating company for 70 years and the management team at Coeur, down through our mine managers have a combined industry experience of 300 years. So, our superior operating experience, our management experience, and our extensive operations are a clear benefit to Wheaton’s shareholders compared to the other proposal that’s on the table today. Each company, Wheaton and ourselves, have a superior growth profile and when we combine that with the development projects already in-house for both companies. We think our

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

superior proposal offers shareholders a new company that possesses substantially more attractive pipeline growth for the future. And with an NYSE trading volume today from Coeur of $55m, it’s going to provide shareholders of the combined company with substantially enhanced market liquidity versus the present Wheaton IAMGold proposal. We’re going to continue to focus primarily on the Americas. Close to home, politically stable, and we’re going to have operating cost among the lowest in the entire industry. Now, and so far as the road map to completion, we expect that the transactions could close in the early fall, and other than their routine regulatory filings and the shareholder approvals, there are no other material conditions attached to this transaction. We know these assets of Wheaton reasonably well. We’ve had independent experts along with our fine technical team at Coeur, and our advisors fully scrutinized what we thought the properties were, and what they are today, and we’re confident that the assets are what they’re represented to be.

So, in summary, let me say, we’re here excited about the opportunity to work with the Wheaton’s management and Board of Directors to create North America’s fourth largest precious metals company. We’re going to jump towards position as the world’s leading primary silver producer by 45%, beginning immediately, and its going to clearly remain the world’s number one silver investment with production reaching up to 30m ounces a year by just 2007. At the same time, we expect gold to continue to have a fine market and the transaction is going to create a leading top 10 gold producer with nearly 1m ounces of annual gold equivalent production. The combined operations and the new project pipeline fit almost seamlessly together with strong focus on the Americas and operating costs that are going to be among the lowest in the industry, and Newco’s strong balance sheet size and scope is going to allow us to pursue with discipline great growth opportunities through external acquisition in addition to the organic growth opportunities I’ve mentioned to you. That in summary, provides you with the reasons why we’ve made this superior proposal for Wheaton and why we’re excited to be here today to talk to you about our offer. In closing, I obviously want to remind you about the traditional customary forward-looking statements that are all subject to the Safe Harbor found in our press release and that are posted on our Web site. Now, I’m going to welcome your questions.

QUESTION AND ANSWER

Operator

     As a reminder ladies and gentlemen, if you would like to ask a question, please press star then the number one on your telephone keypad. Once again, ladies and gentlemen, that’s star then the number one. Your first question comes from Michael Dudas with Bear Stearns.

Michael Dudas - Bear Stearns — Analyst

     Good morning Dennis, good morning Jim.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Good morning Michael.

Michael Dudas - Bear Stearns — Analyst

     Dennis, can you talk a little bit about the management structure of your expectations of the new combined company? And whether you have the depth and talent to take on these other operations?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Sure. Major assets of Wheaton from a mining standpoint are Alumbrera of course, in which they are a non-operator and the Luismin operations in Mexico, which are guided by a very strong management team headed by Eduardo Luna, a group that we know very well. This gives us the opportunity to enter Mexico with a strong management team in place. We obviously need them and we are confident that we would have them. In terms of Coeur corporate, we’ve got t a small, but effective group of people that are capable because of the position of Wheaton. I think to assimilate this transaction Michael, with very little need to grow our management team. We’ve got a good group ourselves in South America and I’m confident that working with the existing Wheaton management and the Board that, this will blend together very well and won’t really present significant management challenges to Coeur.

Michael Dudas - Bear Stearns — Analyst

     And a follow-up Dennis, and Jim could you remind us what’s some of the important metrics you looked at relative to the acquisition and how accretive or dilutive it has been to shareholders?

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     Well, the reason we are really excited Mike, about this transaction is because it is immediately accretive. Immediately accretive to Coeur on all of the key metrics that we have been talking about with our shareholders, we wanted to achieve. Strong cash flow, accretion to earnings per share, and an increase in net asset value.

Michael Dudas - Bear Stearns — Analyst

     And could you remind us, what kind of metal price expectations you had in those numbers?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Well, we’ve been I think very conservative. We’ve looked at $375 gold prices, $5.50 silver prices, and $0.95 copper prices.

Michael Dudas - Bear Stearns — Analyst

     Thank you.

Operator

     Your next question comes from Nick Hayana (ph) with JP Morgan.

Nick Hayana - JP Morgan — Analyst

     Hi. Can you hear me?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     I sure can.

Nick Hayana - JP Morgan — Analyst

     Great. I’m a little bit confused about your press release because I can’t for the life of me get to the Can$0.50 maximum that you are talking about. And I think what you may have meant to do, would say that the maximum cash consideration is $205m. And if you use today’s conversion exchange rate and the number of shares of Wheaton outstanding you get the $0.50. If I take Can$205m and divide it by the number of shares of Wheaton outstanding, which was 568m to my knowledge. I get to roughly Can$0.36?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     I regret to tell you we did have one small goof in our initial press release. We are talking about $205m.

Nick Hayana - JP Morgan — Analyst

     Okay. Thanks for clarifying that.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Yes.

Operator

     Your next question comes from Geoff Stanley with BMO Nesbitt Burns.

Geoff Stanley - BMO Nesbitt Burns — Analyst

     Hi, good morning.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Good morning Geoff.

Geoff Stanley - BMO Nesbitt Burns — Analyst

     Good morning. One question regarding the, obviously, the Golden Star offer for IAMGold. Clearly you guys have been aware of each other’s offer and I was wondering if you can elaborate for us on any perhaps thoughts you have or agreements that you have in place regarding sharing of break fees on the IAMGold Wheaton situation and how that may unfold? What kind of issues have emerged in your discussions with Golden Star?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Geoff, we really haven’t been close to Golden Star. I’d like to emphasize that this is a proposal that we are putting forth solely to the Wheaton shareholders. Frankly I just learned this week that Golden Star was going to be making a proposal for IAMGold and we’ve had some rumors that somebody might be coming for maybe two to three weeks. But it’s all of recent origin and the only agreement we have in place with Golden Star at all is if we are each successful with our independent efforts, we’ll sit down and

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

split up the break fees that that’s set forth in detail in the press release.

Geoff Stanley - BMO Nesbitt Burns — Analyst

     Okay great. Thank you very much. Actually, one other question just before I leave you. In terms of your development project, we are expecting some announcements towards middle of the year in terms of feasibility studies timing, those sort of things; can you give just give us a quick update on how that is unfolding?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     On Coeur’s projects?

Geoff Stanley - BMO Nesbitt Burns — Analyst

     Yes.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     I can tell you that our Kensington gold mine project in Alaska is nearing completion of the feasibility study process. It’s going well. And I would expect that within 30 days we would have more to say about the feasibility study numbers themselves, but Kensington continues to look like a very strong project to us at 100,000 ounces a year of competitive cash operating cost, significant upside exploration potential there after we started up. We’ve got on the Governor’s desk in Alaska, thanks to the Alaska Industrial Development Authority, a proposal that permits that agency to provide up to $20m in low-cost funding for Kensington. That measure was passed overwhelmingly by the Senate and House in the State of Alaska. We know Governor Murkowski is going to sign it and I think that’s indicative of the strong support we have there. Permedian is going along well and we got a key interpretative ruling from the EPA this week that confirms what our interpretation was at the Permedian process for the tailing facility that we propose at Kensington and the discharge there. So, the project is going along very well and we have no technical flaws. San Bartolome in Bolivia, our environmental impact statement there has been strongly endorsed by the Minister of Mines. It’s sitting before the Ministry of the Environment. Now, have very strong support from the President of the country and the miners groups the cooperatives in the Puertos region, and we are expecting timely approval and receipt of all permits to proceed there. We’re well along the final feasibility route, we’ve confirmed the ore reserves there, the processing for the silver is conventional technology, we think there is opportunities to expand the silver resource there, and we are working now with Fluor Daniel, the engineering company, to look at some optimization opportunities, and as you know, it’s a very simple mining method there, very much just a sand and gravel operation because there are surface deposits.

Geoff Stanley - BMO Nesbitt Burns — Analyst

     Any initial thoughts on CAPEX on San Bartolome?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Well, we’ve said that in our last communication is that CAPEX is centering around the $130m at San Bartolome and $85m or so at Kensington.

Geoff Stanley - BMO Nesbitt Burns — Analyst

     We’ve seen CAPEX in a number of these projects blow out recently, as no indication that there is major concerns in that respect?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     No, we’ve actually already adjusted that as we’ve gone along the feasibility study process, the CAPEX to the target I am telling you today.

Geoff Stanley - BMO Nesbitt Burns — Analyst

     Okay great. Thank you very much.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Thank you.

Operator

     Your next question comes from Gavin Martin (ph) with CSFB.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Gavin?

Gavin Martin - CSFB — Analyst

     Yes. I just want to go through bit more of the background in terms of how these proposal came about in terms of, had you spoken to

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

management or have you spoken to shareholders which we disgruntled with the previous offer, or is it just it’s a great asset and you decide this is the right time to make the deal?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Our interest in Wheaton extends back to January of this year. We have followed it even after the IAMGold announcement because of our interest in the assets in what we saw to be the fine fit between our company and Wheaton’s and the benefits to both shareholders. We’ve had no substantive discussions as I see it here today with Ian Telfer. I know Ian, I think very highly of he and the group at Wheaton. Obviously, we know each other, but we’ve had no substantive discussions and I am looking forward to him following our delivery of the letter yesterday.

Gavin Martin - CSFB — Analyst

     Have you discussed anything with shareholders of the company?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Nothing specific. You know, we have an obvious sense that our superior proposal will be welcomed, but we have not been out talking to shareholders of Wheaton, our focus, frankly, again beginning here today is to tell our own shareholders about the deal, and let them know why we are going forward.

Gavin Martin - CSFB — Analyst

     Okay. Your offer doesn’t have any colors in it, doesn’t it?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     No, sir, it doesn’t.

Gavin Martin - CSFB — Analyst

     Okay. And in terms of — you had said you knew the assets quite well, I was just wondering in terms of whether you’ve done — how you would have done an assessment of the assets, was it purely a top down review?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Let me just say that two years ago or so, we had a confidentiality in place, agreement in place, with Luismin. We know the properties, I think, quite well. We think they’ve continued to perform as how we sized them up then, and I’ve known Eduardo Luna for a number of years, because of our common working together in the Silver Institute and as management team there, and Antonio Madero, the Chairman of Luismin, and, of course, their two directors on the Wheaton Board.

Gavin Martin - CSFB — Analyst

     Okay. Thanks very much.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Thank you.

Operator

     Your next question comes from Tony Lesiak with UBS.

Tony Lesiak - UBS — Analyst

     Yes. Good morning gentlemen.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Hi. How are you?

Tony Lesiak - UBS — Analyst

     I think you’ve done a great job explaining why the deal is good for Coeur. If the deal is accretive to Coeur on all financial metrics, how is it good for Wheaton?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Well, I think, it’s good for Wheaton in a number of areas. Let’s us just take the comparisons between Coeur and IAMGold, that I consider to be reasons why our proposal is superior. I mean, first of all we’re providing a meaningful cash component. Secondly, we are providing a security that has far greater acceptance on the world markets and with great liquidity with the New York Stock Exchange listing. Thirdly, we’ve got depth and experience in operations in several areas and countries and, of course, IAMGold basically is contributing one material offset to the transaction they proposed where they are not the operator, they don’t have a strong track record. I am not trying to be critical of IAMGold, but I am responding directly to your question. Next, we have two very strong development projects to offer, superior growth to the

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

Wheaton shareholders with their projects, the current proposal they’re considering doesn’t contain that, and really when you look at both proposals, the gold component of each is basically the same, but we are offering to Wheaton’s shareholders significantly greater potential in the world’s most widely used metals with very strong fundamentals going forward in terms of our stature as the leading world primary silver producer.

Tony Lesiak - UBS — Analyst

     Okay. Just to follow-on that, if you look at the original IAMGold, Wheaton deal, they were saying that that was on an NPV neutral basis and if you look at the Golden Star, IAMGold’s press release, they also indicate that it’s also NPV neutral, but in your case, it’s more positive to Coeur, so does that mean that there is more room there for a bump up going forward?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     We have made our proposal today that we think is far superior and very reasonable.

Tony Lesiak - UBS — Analyst

     Okay. Next question, why do you think Wheaton shareholders would want to become a silver producer?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Well, frankly, we’ve seen silver, which today is again well above $6, attract a lot of attention. There are new and growing uses for silver and if you look down the road with the fundamentals, i.e., you know there is a new requirement for silver of 16m to 18m ounces a year, it’s growing in the really exciting areas of use. The mine production platform for silver is relatively flat and we are a leader in that space, it clearly moves along with gold and provides a great leverage for our shareholders and it will for Wheaton.

Tony Lesiak - UBS — Analyst

     Okay. Just on that, how do you think the silver producers right now are currently valued relative to the gold producers, perhaps, on a NPV basis, do you think there are more expenses?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Yes, I think there is a premium for silver companies today and we think that that growth is going to continue to provide added value.

Tony Lesiak - UBS — Analyst

     So, in some aspects, you’re trying to use your strong paper right now with a strong NPV multiple and trying to get a rerating for the combined entity?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     We are confident we will see a rerating, because we are going be number one in what is now the intermediate space. And more importantly, we are going to create with this transaction, for both Wheaton shareholders and our shareholders, a very strong platform that’s going to last for several years going forward and that’s going to position us to have a good solid disciplined growth after the deal.

Tony Lesiak - UBS — Analyst

     Okay. Thanks so much.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Okay.

Operator

     Your next question comes from David Stein with Sprott Securities.

David Stein - Sprott Securities — Analyst

     Good morning. I was just wondering what kind of timing could we expect, I guess, firstly to hear back from Wheaton next if you know. And then secondly, could you maybe go more, let’s assume that the bid is accepted, what exactly would happen after that?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Let’s take the timeframe David, first after the acceptance of our proposal either Wheaton Board and a good expression from the Wheaton shareholders. We are looking at a timetable; let’s just assume by the end of June, we have made the necessary regulatory filings. We would expect that the Coeur shareholders meeting would be held in early September. We would have a Hart-Scott-Rodino Antitrust filing, which would be just very routine. We wouldn’t expect frankly any material issues in our SEC filing, but of course their review time is up for the SEC to determine, not ourselves. But, we feel comfortable about setting forth a target

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

closing date at the end of September. Now, with regard to the first part of your question. I am not sure, I don’t have a scheduled time to talk to Ian Telfer, don’t have any scheduled appearances before the Wheaton Board. But, I think they are very sophisticated business people. They know what our offer represents, I am sure they are going to be hearing from Wheaton shareholders as to what their attitude is about this proposal, and I think if they hear and feel themselves that despite the fact they have a rather restricted agreement have been placed with IAMGold, that in the exercise of thereby do share a duty to their shareholders, they are going to fully vent it and lay it out there for it to be voted up or down.

David Stein - Sprott Securities — Analyst

     Okay. And if the deal was not supported by the Wheaton River Board, have you sort of thought about what you would do then?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Well, I am confident we’ve got a superior proposal. And that’s why I am out today, and that’s where I am going to be throughout the balance of the process.

David Stein - Sprott Securities — Analyst

     Okay. That’s all my questions for now. Thanks.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Thanks.

Operator

     Your next question comes from David Mallalieu with BMO.

David Mallalieu - BMO — Analyst

     Thank you very much. Mr. Wheeler, question with regards to valuations again. Right now, I believe, you are trading at a significant premium, your net asset value is somewhere coming along with progress to what Tony was suggesting. Now, if the transaction were going to materialize, you are going to have a significant change in your commodity production profiles. So, what guarantee is there that the premium you are currently enjoying is going to maintained? You are going to be large gold producer, you are going to be a very large copper producer, and so silver is going to be much reduced in its importance?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     That’s correct. If you look at it only from the standpoint of a revenue split. But, really the dynamics here that are important for our shareholders is the growth in silver production, the growth in silver reserves, key value drivers that lower overall production cost that accrue to our company, which are going to make us very competitive on a worldwide basis. And we are moving further into a spot that we like well and that’s the companion gold sector, the other great precious metal; and we know from our own experience because of our mines in South America that gold, silver deposits together bring about the lowest cost in the space. So, if you look at it and all of those other factors have been just revenue, very strongly accretive to our shareholders in terms of silver which has been and will remain our primary focus. We are going to grow it by more than 100% on a production basis as a result of this proposal.

David Mallalieu - BMO — Analyst

     Going forward then, what is your proposal with regards to how you report your costs, in what commodity would that be in?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Jim? Do you want to take a crack at that one?

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     Sure. Our policy has been, David, that we report our costs for each of our mines based on the primary economic metal in each of the deposits.

David Mallalieu - BMO — Analyst

     So you would have the cash cost per ounce for gold, you have the cash cost per pound of copper and cash cost per ounce for silver?

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     Not so much for a pound of copper because when you look at the combined entity, copper is still the smallest of the three entities. But what I would say, we would use our standard procedures, which we’ve used in our existing filings as that will provide reconciliations in our data, which would show the by-product so people such as yourself and the analytical community can carefully look at the economic components of each metal.

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

David Mallalieu - BMO — Analyst

     Okay. So, we will separate out the — your silver mines will remain silver, your gold mines as they currently are now will remain gold and that is all. So, we could apply different premiums to each sale of metal production?

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     That would be my intent today.

David Mallalieu - BMO — Analyst

     Okay.

Operator

     As a reminder ladies and gentlemen, if you would like to ask a question, please press star then the number one on your telephone keypad. Once again ladies and gentlemen, that’s star then the number one. Your next question comes from Victor Flores with HSBC.

Victor Flores - HSBC — Analyst

     Thank you. Good morning. Just to come back to this issue of valuation. I noticed that Coeur d’Alene has not generated operating profits for at least the past five years including the first quarter of this year. So, is this really just an attempt to latch on to the cash flow that Wheaton River is generating?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     The answer to that Victor, is no. The profile of Coeur has materially changed since the first of the year. We bolstered our balance sheet by I think, a great transaction. We have a net cash today compared to debt. The only debt we have is the $180m 20-year debenture that carries a very modest 1% coupon fixed for that 20-year period of time, and we’ve also seen since the first of the year a very clear picture about the potential amount on a very long-term basis of our new low-cost Cerro Bayo mines in Chile. Our Martha mine in Argentina where we continued to have significant exploration result at the highest grade silver mine in the world. We are down the road in our project to optimize our Coeur d’Alene mining district silver opportunities and our progress has been material on both of our development projects. So, we have seen a very material change in Coeur compared to just five months ago and certainly compared to a year ago, and we are positioned as a standalone company to be strongly positive in terms of cash flow and earnings that we maintain, if we maintain this price environment that we fully expect and we are bullish on the fundamentals for silver and the pricing for both silver and gold going forward.

Victor Flores - HSBC — Analyst

     Thank you.

Operator

     Your next question comes from Chris Beer with RBC Asset Management.

Chris Beer - RBC Asset Management — Analyst

     Good morning. Just further on Victor’s question there. When I look on page nine of the Newco free cash flow, like in ‘06, ‘07, or ‘08, when some of these development things hit, what percentage of that free cash flow would you attribute to the current Coeur versus Wheaton?

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     Let us go through the metrics that allow you to do that. One is as we sit here today, Coeur is projected to produce 14.5m ounces of silver this year and a 133,000 ounces of gold. When you take our first quarter and you annualize that for the year, you will see a significant uptick in the quarter. We are also expecting our cash cost to come down significantly to $3 and so that gives you the metrics that you can use to compute the cash flow. As we go forward we see that same type of cost profile going forward with Coeur’s production increasing up to the 21m to 24 ounce range.

Chris Beer - RBC Asset Management — Analyst

     Okay, I will put those number in, thanks.

Operator

     Your next question comes from Michael Fowler with Desjardins Securities.

Michael Fowler - Desjardins Securities — Analyst

     Yes, Dennis, how you are going to finance this transactions? Supposing that everybody wants to take?

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Supposing to what? I am sorry.

Michael Fowler - Desjardins Securities — Analyst

     The cash component, which is up to a maximum of $205m. How is that financed?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Well, of course, we have more cash than that in Coeur right now. But you put the companies together and net out the cash payments, there will be a strong cash balance there and as I mentioned to you it’s going to be build in cash everyday. And that will take care of by the way the four development projects that the combined company would have very comfortably.

Michael Fowler - Desjardins Securities — Analyst

     A question here on the transaction, the offer is shares plus cash and suppose there is the maximum cash wanted by the shareholders, what is exchange ratio of the Coeur shares?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     0.69.

Michael Fowler - Desjardins Securities — Analyst

     0.69.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Yes.

Michael Fowler - Desjardins Securities — Analyst

     Okay, thanks very much for that and that finally, conditions is conditional on the lawful termination on the on gold agreements and also a satisfactory definitive agreement. Could, first of all, on gold boards actually decide that this is not a superior transaction, which is quite possible. Will you be, sort of, right on conditional in your bid there or what is your course of action?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Our bid is unconditional, other than the routine matters that I’ve talked about, regulatory approvals, and Coeur shareholder approval. I am confident of both of those things, and I am not going to speak for what IAMGold directors might do. Our proposal is superior and I think we’ve demonstrated that to our shareholders and the call participants here today and the multiple reasons why, and we are going to continue to maintain that profile.

Michael Fowler - Desjardins Securities — Analyst

     Well, as you know, in fact it is conditional because you especially said that it’s conditional on lawful termintation in both.

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     I guess you could call that a condition. I mean from our standpoint, we fully expect that Wheaton Board is going to continue to abide by any obligations that they have. But you know, as I mentioned, we think their fiduciary obligations are obviously well appreciated and we think their shareholders are going to be expressing how they feel about this deal. And we are confident that the management is obviously looking at our proposal to see how it staffs up, and we think they will come to the same conclusions.

Michael Fowler - Desjardins Securities — Analyst

     And what is the fairly statutory definitive agreement? What does that mean?

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     I am sorry I can’t hear that.

Michael Fowler - Desjardins Securities — Analyst

     There is the condition of the satisfactory definitive agreement.

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     Well sure, we are going to have some discussions about the terms of the merger agreement between us. I don’t think it is going to vary too much from what you’d customarily expect to see in a merger agreement, the usual reps and warrantees. I don’t have any doubt that we would have a very constructive conversation, Ian and myself, when we get there about the management of the new

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

company and the Board composition, I think we complement each other very well.

Michael Fowler - Desjardins Securities — Analyst

     Okay. Thanks very much.

Operator

     Your next question comes from David Christie with TD Newcrest.

David Christie - TD Newcrest — Analyst

     Good morning guys. Most of my questions have been asked, but I just wanted to go through the production again here. The 900,000 ounces you have this year and next year, what is the silver share of that and then in the 1.3m in the following period, what’s the silver portion?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     The silver production basically represents about 21.5m ounces.

David Christie - TD Newcrest — Analyst

     But of the 900,000 ounces, what portion of that is silver?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     650,000 ounces of gold.

David Christie - TD Newcrest — Analyst

     650,000 ounces of gold?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Yes.

David Christie - TD Newcrest — Analyst

     Okay. And, if this is successful will you keep a listing internal?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     When it is successful, we will be superior in the space because we will be on both the NYSE and the TSE and I’ve talked to you already about the great liquidity and position that will put us in the space.

David Christie - TD Newcrest — Analyst

     Okay. Thank you.

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     The operator has indicated we’ve got one more question that is keyed up, so we will take that then close today.

Operator

     Your final question comes form Larry Strauss with GMP Securities.

Larry Strauss - GMP Securities — Analyst

     Hi Dennis. A few questions here. When you look at the 900,000 ounces of gold equivalent production and then I look at Wheaton’s production and Coeur’s production, out of your gold production how much of it is applied as a by-product credit and how much of it is primary, maybe using other metals as a credit? If any of it is primary, what is the cash costs on the gold side?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Jim?

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     None of the gold is primary in our current mix. Our guidance this year is 14.5m ounces of silver, a 133,000 ounces of gold, and all that 133,000 ounces of gold is credited as a by-product credit. Now as we move forward though we see one significant change and that is at our Kensington property when comes on adds another 100,000 ounces of gold production and our estimated cash cost is in the 190 to 195 range on that today.

Larry Strauss - GMP Securities — Analyst

     When I look at a by-product credit on the silver, I mean a gold equivalent on the silver and I add it to Wheaton’s production I don’t get to 900. I get significantly less than that. Are you doing some

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

double accounting in using the gold production that you produce and use as a by-product credit in the equivalences?

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     No, it is a combination of the two. As we said now, our 2000 forecast are based on existing prices as for 360,000 ounces of gold production. Our estimate of Wheaton’s gold production equivalent is 540,000 ounces, which gives you the 900,000 ounce total.

Larry Strauss - GMP Securities — Analyst

     But that’s 360 gold-equivalent number, right?

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     Right.

Larry Strauss - GMP Securities — Analyst

     But when you report your cash cost for silver you’re using the gold as a by-product credit?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Well, you can go out at it both ways. If you take our gold production of 130,000-335,000 ounces and convert it just to a gross gold production, you can convert our 14.5, you get to the 360.

Larry Strauss - GMP Securities — Analyst

     Right, but economically, you would never develop the mine without the credit, and it just looks like a double currency to me.

Jim Sabala - Coeur d’Alene Mines Corporation — Executive Vice President & Chief Financial Officer

     This is for operating mines.

Larry Strauss - GMP Securities — Analyst

     All right. Could you talk a little bit about the — any if you have any legacy environmental liabilities within Coeur?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Yes, we don’t have any legacy environmental liabilities. I’m glad you brought up the question liabilities. We don’t have any contingent claims against Coeur that are material. Our financial statements very clearly set that forth, our 10-K, 10-Q reports, and that the company is the clear leader throughout the world in terms of our environmental safety and community relation. So, that’s one area we’re very solid in.

Larry Strauss - GMP Securities — Analyst

     Great. Its good to hear that. When Wheaton and IAMGold announced their merger, there was a consideration or clause placed that neither board of directors could support another transaction if the other transaction didn’t represent the 5% premium to the then Wheaton share price or IAMGold share price. And when I do my math based on your offer, it falls so much short of the 5% bump to the then Wheaton share price. I know you addressed it in your press release saying that if you net back Coeur share price to the date of the transaction, then it would be an increase. Do we just have a different interpretation?

Dennis Wheeler - Coeur d’Alene Mines Corporation — Chairman & Chief Executive Officer

     Okay Larry. I’m going to respond to this and then we’re going to move on to close here. We’re well aware, as you are, of what the original offer that was made back in March. Things have changed materially then with regard to the share prices of IAMGold and Wheaton. The proposal that we put on the table today, when you look at the exchange ratios, the fat that we have cash etc, our offer is clearly superior in value, and I won’t wade in to the new nuances of their agreement that was entered into back them. I am confident the shareholders of Wheaton and the management and board of Wheaton are going to do the right thing here and look very carefully at this question of value, and that that’s what is going to drive the outcome of our proposal. I’d like to thank all of you for participating here in our initial conference today. We’re going to look very forward to continue to visit with you over the coming days with regard to the merits of this transaction. It is one of superior value in terms of the premium offered today, nearly 14% to Wheaton shareholders and 25% premium over the most recent 20-day average. It’s got a meaningful cash component for Wheaton shareholders. We’ve got a great combination here because of our fit in the Americas with Wheaton. It will create the strongest and fastest growing by far largest primary silver company in the world with a very strong gold profile as well. Our assets did well together. We’re in politically stable countries, and the things we’ve also been looking for at Coeur. Strong additions to our cash flow, earnings per share, net asset valuation, entries into Mexico, great liquidity for our shareholders, it’s all offered by this transaction. So, I thank you very much for joining us here today, and we’re sitting here very excited about the transaction with Wheaton.

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FINAL TRANSCRIPT

CDE — Coeur d’Alene Mines Proposal to Acquire Wheaton River Minerals Ltd.

Operator

     Thank you for participating in the Coeur D’Alene conference call. You may now disconnect.

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